Exhibit 99.1

NEWS RELEASE

(“For Immediate Dissemination”)

Poly-Pacific Begins McAdoo’s Lane Landfill Assessment

August 15, 2007, Edmonton, Alberta. Poly-Pacific International Inc. ("Poly-Pacific" or the "Company") (TSX-V: "PMB"; OTCBB: "PLYPF"; Berlin: "A0LGDN"; Frankfurt: "POZ") announces that it has commenced working on the assessment phase of the McAdoo’s Lane Landfill Site (“McAdoo”) located in Kingston, Ontario. Under the direction of Angus Ross M. Sc., P. Eng., Poly-Pacific’s Director of Engineering and Reclamation, and, XCG Consulting Ltd, an engineering firm, of Kingston, Ontario will now begin the activities required to characterize the site with respect to the nylon fiber resource that is believed to be present in the McAdoo’s Lane Landfill Site.

The assessment period, which is a seven stage process, is estimated to last   approximately sixteen weeks. It involves; Topographic Surveys (2weeks), Geophysical Surveys (3 weeks), Letter Report (2 weeks), Subsurface Investigation   Fieldwork (3 weeks), Letter Report (2 weeks), and Feasibility Report (4 weeks).

The completion of the above will reveal where in McAdoo the nylon is located, the estimated quantity of nylon present, the quality of the nylon within the site, and will provide the City of Kingston with all the necessary evidence to provide the permit for Poly-Pacific to proceed with recovery operations of McAdoo.

To facilitate the assessment phase of McAdoo, the work completed in behalf of the Company by Mr. Angus Ross, and XCG Consulting Ltd to date includes:

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A site visit to examine the landfill and surrounding area.

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Visitation of the site of existing nylon extraction on McKendry Road, north of the site.

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Conducting interviews with past staff from the site and individuals familiar with the development of the landfill.

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Obtaining and reviewing historic aerial photographs of the site.

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Reviewing all existing available documents and reports pertaining to the site, including documents provided by Poly-Pacific, Kleinfeldt Consulting and the City of Kingston.

Mr. Randy Hayward, President of Poly-Pacific, stated, “We are extremely excited to finally be at this stage with the McAdoo’s Lane Landfill Site. This is the culmination of over one year efforts in working with the City of Kingston on this project. The additional information we have gained from our Joint Venture on the nearby McKendry Nylon Landfill Site is of great value to our investigation of the McAdoo’s Lane Landfill Site.”

For further information please contact Randy Hayward, President of Poly-Pacific by telephone at (604) 293-8885, or by fax at (604) 293-8234 or by visiting our updated website at www.poly-pacific.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This release may contain forward looking statements within the meaning of the “safe harbor” provisions of US laws.  These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements.  Poly-Pacific does not assume any obligation to update any forward looking information contained in this news release.